Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

Internal e-mail for Konecranes employees

Employee Information

Konecranes and Terex to form leading global Lifting and Material Handling Solutions company through an all-stock merger of equals

Hyvinkää, Finland, August 11, 2015

Dear Konecranes employees,

Konecranes Plc and Terex Corporation have announced today that their respective Boards of Directors have unanimously approved an agreement to combine their businesses in a merger of equals.

The combined company will be called Konecranes Terex Plc with an estimated pro forma 2014 revenues and EBITDA of €7.5/$10.0 billion and €636/$845 million. The company will have approximately 32,000 employees worldwide and will be a global leader in Lifting and Material Handling Solutions.

The combined company will be incorporated in Finland and have main offices in Hyvinkää, Finland and Westport, Connecticut, USA. It is expected to be dually listed at Nasdaq Helsinki and New York Stock Exchange, and will be approx. 60 percent owned by Terex shareholders and approx. 40 percent owned by Konecranes shareholders. Konecranes’ current Chairman of the Board will become Konecranes Terex’s Chairman and the Terex CEO will become Konecranes Terex’s CEO. Should Terex determine to appoint a new CEO before the completion of the transaction, the parties have agreed to do this in close collaboration between the Boards of Directors of Terex and Konecranes. We have a newly appointed CEO, Panu Routila, who will lead the organization and the merger process.

This is a defining step in the history of both companies. Konecranes Terex will have several strategic advantages that will enable it to grow the business and improve margins in ways that neither company could on its own. There are a lot of cultural similarities between the two organizations, with both companies having long histories of designing competitive and innovative solutions. Together, we will be able to build a stronger and more diverse company that will succeed in a dynamic and highly competitive global industry.

The combined company will be able to offer comprehensive solutions to customers worldwide based on a highly complementary product portfolio. Konecranes Terex will have the critical scale to continue to drive technology innovation and provide customers with an industry-leading service offering. There are several potential synergies expected from the merger, for example from supply chain optimization and freight and logistics efficiency. It is also expected that the combined company will benefit from excellent cross-selling opportunities.

We will get an opportunity to combine the world’s largest installed base of industrial cranes with the capabilities of the combined service organization of the two companies. This is an excellent platform for further sustained growth through maintenance services offering.

By combining Konecranes and Terex, employees of both companies will benefit from the international environment of a market leading company, offering an even broader range of career and development opportunities. It is foreseeable that there will be some level of overlap across certain functions within the organization, which might result in change. The ultimate goal of this transaction is to generate growth and along with it, create new job opportunities.

Closing of the transaction and the integration of the two companies will take time. Closing is expected for the first half of 2016. The transaction is subject to approval by both Konecranes and Terex shareholders, regulatory approvals and other closing conditions. Until closing, the two companies, Konecranes and Terex, will continue to operate as separate and independent companies.

Appointed teams will work together to develop a plan to start integration immediately after closing. Integration will take time, but we are looking forward to the great opportunities that this merger will bring. All employees will be kept in the loop and further details will be provided regularly, as we move along.

Coming to this point, where we are today, has required support and high engagement from all of you. It is a great success of our work that we are in a position to enter into this merger today. The Konecranes Board  would like to thank all of you for your commitment. We look forward to continuing our success with you.

Kind regards,

Pekka Lundmark	Teo Ottola	Panu Routila

President and CEO	CFO and Deputy CEO	Future President and CEO

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes, through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus / Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

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